FORM NRSRO

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OMB Number: 3235-0625
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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-24)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS ☐ UPDATE OF REGISTRATION
    OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT
    Items and/or Exhibits Supplemented: _____

_____ ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1. **A.** Your full name:

    HR Ratings de México, S.A. de C.V.

    B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

    HR Ratings

    (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

    NA

    C. Address of your principal office (do not use a P.O. Box):

Guillermo Gonzalez Camarena 1200, Floor 10, Centro de Ciudad Santa Fe	Mexico City	Mexico	01210
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    D. Mailing address, if different:

NA			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    E. Contact person (See Instructions):

Alejandra Medina Diaz		Head Compliance Officer	
(Name and Title)			
Guillermo Gonzalez Camarena 1200, Floor 10, Centro de Ciudad Santa Fe	Mexico City	Mexico	01210
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/28/2025	HR Ratings de Mexico, S.A. de C.V.
(Date)	(Name of the Applicant/NRSRO)

By: Pedro Latapi Angelini
Digitally signed by Pedro Latapi Angelini
Date: 2025.03.27 09:38:15 -06'00'

(Signature)	Pedro Latapi Angelini, Chief Executive Officer
	(Print Name and Title)

2. **A**. Your legal status:

☑ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other (specify) _____

B. Month and day of your fiscal year end: 12/31 _____

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: Mexico _____ Date of formation: 6/22/07 _____

3. Your credit rating affiliates (See Instructions):

HR Ratings, LLC	2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, FL 33134
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

Alejandra Medina Diaz	Head Compliance Officer
(Name and Title)	

Guillermo Gonzalez Camarena 1200, Floor 10, Centro de Ciudad Santa Fe	Mexico City	Mexico	01210
(Number and Street)	(City)	(State/Country)	(Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

This NRSRO Form and Exhibits 1 through 9 are readily accessible for free at: https://www.hrratings.com/regulatory_disclosure/nrsro.xhtml

_____

_____

_____

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	811	2009
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	☑	803	2010
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	474	2008

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Credit ratings in the classes indicated in item 7A are readily accessible for free at:

https://www.hrratings.com/ratings/

---

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	✓	☐
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	✓
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	✓

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑   Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑   Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑   Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑   Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑   Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑   Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑   Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO

HR Ratings de México, S.A. de C.V.

Date

3/28/2025

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

HR Ratings de México, S.A. de C.V.

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

Please refer to Disclosure Reporting Page Appendix

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

HR Ratings de México, S.A. de C.V. ("HR Ratings")
Disclosure Reporting Page Appendix

On September 3, 2024, through Order Release No. 100904, HR Ratings agreed to a settlement with the SEC arising from failures to maintain and preserve electronic communications. As stated in the Order, HR Ratings failed to maintain or preserve off-channel communications that employees sent and received concerning Credit Rating Activities as required by NRSRO recordkeeping rules.

HR Ratings agreed to pay a $250,000 civil penalty and is required to retain an independent compliance Consultant. HR Ratings has begun implementing improvements to policies and procedures to address these violations.



List of material changes to the application for registration as an NRSRO

1. On March 4, 2024, HR Ratings submitted an update to Form NRSRO, Exhibit 4 to include the appointment of the following employees:

    a) Betsua Alfaro Gonzalez as Treasury Senior Executive Director, who previously served as Treasury Director.

    b) María Fernanda Guzmán del Valle as Human Resources and Material Resources Senior Executive Director, who previously served as Human Resources and Material Resources Director.

    c) María del Carmen Oyoque Ortíz as Business Development Director, who previously served as Business Development Associate Director.

    d) Verónica Cordero Domínguez as Managing Director of Business Development, who previously served as Business Development Senior Executive Director.

    e) Heinz Cederborg Gutierrez as Corporates Senior Executive Director, who previously served as Corporates Director.

2. On October 24, 2024, HR Ratings submitted an update to Form NRSRO, Exhibit 4 to include changes to the organizational chart (internal lawyer).

3. On November 2, 2024, HR Ratings submitted an update to Form NRSRO to add a Disclosure Reporting Page ("DRP"), providing information on an affirmative response to item 8A regarding a Orden issue by the SEC on September 3, 2024, arising from failures to maintain and preserve electronic communications concerning Credit Rating Activities.

4. On February 2025, HR Ratings submitted an update to Form NRSRO, Exhibit 4 to include the appointment of Fernanda Huerta as Business Development Associate Director and the removal of Rogelio Arguelles as Deputy Chief Credit Officer.

5. On March 25, 2025, HR Ratings hired Gregory Groot as Business Development Executive Officer.

Mexico: Guillermo González Camarena No. 1200, Piso 10, Col. Santa Fe, Álvaro Obregón, Ciudad de México, 01210. **+52 (55) 15 00 31 30**
United States: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, Florida, United States, 33134. **+1 (786) 464 0500**

 